Exhibit 99.2

Happiness Biotech Group Limited Announces Closing of US$11 Million Firm Commitment Initial Public Offering

NANPING, China, Oct. 30, 2019 /PRNewswire/ -- Happiness Biotech Group Limited (the "Company" or Nasdaq: HAPP), an innovative China-based nutraceutical and dietary supplements producer, announced today the closing of previously announced a U.S. underwritten initial public offering ("Offering") of 2,000,000 ordinary shares at a price to the public of $5.50 per share. The Company's shares commenced trading on the Nasdaq Capital Market on October 25, 2019 under the ticker symbol "HAPP."

The Company received aggregate gross proceeds of $11 million from this Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used to increase the number of experience stores, to build the Lucidum breeding base, research and development, marketing expenses and working capital.

The Offering was conducted on a firm commitment basis. Univest Securities, LLC. acted as the lead underwriter, Aegis Capital Corp., Newbridge Securities Corporation, WestPark Capital, Inc. and Zinvest Global Limited acted as co-managers for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Ortoli Rosenstadt LLP acted as counsel to the underwriters in connection with the Offering.

A registration statement on Form F-1 relating to this U.S. offering was filed with the Securities and Exchange Commission ("SEC") and was declared effective by the SEC as of October 10, 2019.The offering of these securities was being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the U.S. offering may be obtained from Univest Securities, LLC, 375 Park Avenue, Unit 1502, New York, NY 10152, by telephone at +1 212 343 8888 or email at info@univest.us. In addition, a copy of the prospectus relating to the offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Happiness Biotech Group Limited.

Headquartered in Nanping, China, Happiness Biotech Group Limited is an innovative China-based nutraceutical and dietary supplements producer focused on the research, development, manufacturing and marketing of a variety of products made from Chinese herbal extracts and other ingredients. The Company's goal is to provide high-quality products to our consumers. Over the past 14 years, the Company has established a product portfolio consisting of 32 SFDA registered "Blue-Cap" SKUs of nutraceutical and dietary supplements products. For more information, please visit: www.happ.org.cn.

About Univest Securities, LLC.

Registered with FINRA since 1994, Univest Securities, LLC provides a wide variety of financial services to its institutional and retail clients globally including brokerage and execution services, sales and trading, market making, investment banking and advisory, wealth management. It strives to provide clients with value-add service and focuses on building long-term relationship with its clients. For more information, please visit: www.univest.us.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Univest Securities, LLC
Edric Guo, COO
Phone: +1-212-343-8888
Email: yguo@univest.us

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

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